Exhibit 99.1

Azure Power Announces Results of the 2018 Special Meeting of Shareholders

New Delhi, August 31, 2018: Azure Power Global Limited (“Azure Power” or the “Company”) (NYSE: AZRE), a leading solar power producer in India, announced that it held a special meeting of shareholders on August 31, 2018. The proposal submitted for shareholder approval was approved.

Specifically, the shareholders (i) authorized the company for issuing equity shares or share equivalents for more than 10% (ten percent) of the share capital of the Company, and section 55 of the Mauritius Companies Act shall not apply to the aforesaid issuance of shares.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power